EXHIBIT (b)(5)
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                            AMENDMENT TO THE BY-LAWS

                           OF THE BRADFORD FUNDS, INC.

                              Article IV, Section 1

                  RESOLVED, That Article IV, Section 1 of the By-Laws of the Company be, and it hereby is, amended in its entirety to read as follows:

                  "Section 1. Committees of the Board. The Board may, by resolution adopted by a majority of the entire Board, designate an Executive Committee, Compensation Committee, Audit Committee and Nomination Committee, each of which shall consist of two or more of the Directors of the Corporation, which committee shall have and may exercise all the powers and authority of the Board with respect to all matters other than as set forth in Section 3 of this Article. Such powers include the authority to contract with or otherwise hire experts to advise such committee which are considered by such committee to be advisable or necessary to further shareholder interests and to use Corporation assets to compensate such experts."

                                                       Adopted January 21, 2000